FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended

December 31, 2003

Commission File No. 1-7564

DOW JONES 401(k) SAVINGS PLAN

(Full title of the plan)

DOW JONES & COMPANY, INC.

200 Liberty Street, New York, NY  1028

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

Dow Jones

401(k) Savings Plan

Financial Statements

December 31, 2003 and 2002

Dow Jones

401(k) Savings Plan

Index

December 31, 2003 and 2002

Page(s)

Report of Independent Registered Public Accounting Firm

1

Financial Statements

Statements of Net Assets Available for Plan Benefits

2

Statement of Changes in Net Assets Available for Plan Benefits

3

Notes to Financial Statements

4

Exhibits

Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the Board of Directors of Dow Jones & Company, Inc., administrator of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DOW JONES 401(k) SAVINGS PLAN

Date:  June 29, 2004

by: /s/Stuart D. Karle

Stuart D. Karle

Associate General Counsel

Dow Jones & Company, Inc.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Dow Jones 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Dow Jones 401(k) Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/S/PricewaterhouseCoopers LLP

June 9, 2004

New York, New York

#

Dow Jones

401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

2003

2002

Assets

Investments in the Master Trust

$852,948,049

$752,628,131

Participants loans

    12,235,073

    12,576,654

Total investments

  865,183,122

  765,204,785

Receivables

   Employer’s contribution

361,881

295,752

   Participants’ contributions

         469,078

         358,582

Total receivables

         830,959

         654,334

Net assets available for benefits

$866,014,081

$765,859,119

The accompanying notes are an integral part of these financial statements.

Dow Jones

401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2003

Investment results

Investment gain from the Master Trust

$121,958,950

Interest income from participant loans

         820,365

Total investment gain, net

122,779,315

Additions to net assets attributed to

Contributions to the Plan

   By the employer

16,425,303

   By participants

    18,697,333

Total contributions

35,122,636

Transfers in

         960,860

Total additions

  158,862,811

Deductions from net assets attributed to

Benefits paid to participants

(57,547,100)

Loan cancellations

(1,120,939)

Administrative expenses

        (39,810)

Total deductions

 (58,707,849)

Net increase

  100,154,962

Net assets available for plan benefits

Beginning of the year

  765,859,119

End of the year

$866,014,081

The accompanying notes are an integral part of these financial statements.

Dow Jones

401(k) Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.

Description of Plan

The following description provides only general information of the Dow Jones 401(k) Savings Plan (the “Plan”).  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, and covers eligible employees of Dow Jones & Company Inc. and certain of its subsidiaries and affiliates (“Dow Jones” or the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Eligible employees are enrolled in the Plan on January 1st or July 1st after completing six months of service.

Contributions

The Plan provides eligible employees with (1) a fixed company contribution equal to 3% of covered compensation up to $200,000 (the compensation limit set by the IRS), (2) the opportunity to make employee pre-tax savings contributions of up to 10% and effective July 1, 2002 40% of covered compensation (subject to IRS limitations), and (3) a 100% company match on those employee contributions up to the first 2% of covered compensation (subject to IRS limitations).

Investment Options

Contributions are all participant directed.  The Plan provides for a number of investment options.  During 2003, the Plan offered 26 mutual funds, the Dow Stock Fund and the Dow Jones Investment Contract Fund.

Vesting

Participants are fully vested in the amount credited to their accounts at all times.

Loan Fund

Plan participants who are active employees can borrow from their individual Plan accounts excluding their voluntary after-tax contributions amount.  The minimum amount a participant can borrow is $1,000 and the maximum is the lesser of $50,000 (reduced by the highest outstanding loan balance during the previous 12 months) or 50% of the total value of the participant's Plan accounts, including voluntary after-tax contributions account, but reduced by any prior outstanding loan balances on the date of the loan.

The participant's note held by the Loan Fund is pledged as collateral for the loan.  Loan terms range from one to five years or up to ten years for the purchase of a principal residence.  Loans bear interest at rates comparable to lending institution rates.  The interest rate on loans granted during 2003 ranged from 5.0% to 5.5%.  The interest rate on loans granted during 2002 ranged from 5.5% to 6.0%.  Interest rates on participant loans are determined by the Program Committee of the Dow Jones Retirement Program based on the prevailing prime rate.

Dow Jones

401(k) Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  On termination of employment due to death, retirement or other reasons, a participant or his or her beneficiary is entitled to receive the value of the funds allocated to the participant's account, in one of the following forms of payment:  single distribution, partial payment distributions, quarterly or annual installments, or annuity contract with an insurance company.

A participant may also elect the date on which any distribution shall commence, provided such date shall be no later than December 31 of the year of this attainment of age 70-1/2 if quarterly or annual installments are elected.  A participant electing quarterly or annual installments also may elect periodic partial single payment distributions.  Inactive participants do not participate in subsequent allocations of employer contributions.

Loan Cancellations

Loan cancellations are recorded as taxable participant distributions at the time of cancellation.

Administrative Expenses

Trustee fees of the Plan are paid by the Plan.  All other administrative fees are paid by the Company.

Master Trust

The assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Dow Jones Money Purchase Retirement Plan in the Dow Jones Profit Sharing Retirement Plan Trust (the “Master Trust”).  The plans do not own specific Master Trust assets but rather maintain beneficial interests in such assets.  A portion of trust investment assets and trust investment activity are allocable to each plan based upon each Plan’s net assets in relation to the total Master Trust net assets.  Allocations are performed on a daily basis.  Participant loans and related interest income represent specific loans of participants under the Plan.

2.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, except for benefit payments, which are recorded when paid.

Investment Valuation and Income Recognition

The investments are held by the Plan’s trustee, Fidelity Management Trust Company (“Fidelity”).  The following policy applies to these investments and any related income subsequently earned.

The investment funds are valued at the net asset value as reported by the fund managers.  Fair values of the underlying investments are based upon the latest published market quotations, where available.  The common shares of the Company are valued at their fair value on December 31, 2003 and 2002, as determined by their quoted market prices.  Fair values of investments not having an established market are determined by the fund managers by reference to quoted market values and other financial data pertaining to investments of a similar nature, quality, and yield as determined by the fund managers.  Investments in benefit – responsive contracts with financial institutions are valued at contract value.

Dow Jones

401(k) Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Plan presents, within investment income/loss in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments and interest and dividends.  Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.  Interest and dividends, consists of interest earned on the investment contract fund and dividends earned on the various investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, the most significant of which relate to the valuations of investments.  Actual results could differ from those estimates.

3.

Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management & Research Co., an affiliate of Fidelity.  Fidelity is the trustee as defined by the Plan and, therefore, investments in these mutual funds qualify as party-in-interest transactions.  Trustee fees paid by the Plan amounted to $39,810 for the year ended December 31, 2003.

4.

Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with financial institutions.  These investment contracts typically are uncollateralized contractual obligations under which the issuer agrees to pay a specific rate of interest for a fixed period of time and to repay principal at maturity.  The investment contract fund seeks to place its contracts with high-credit quality institutions, limiting the amount of credit exposure to any one financial institution.

5.

Risk and Uncertainties

The Plan provides for various investment options in investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

6.

Contracts with Insurance Company and Banks

The Master Trust contains a fund invested in Guaranteed Investment Contracts (“GICS”) with various banks and an insurance company, which are managed by Fidelity Management Trust Company.  The contracts are included in the financial statements at contract value because they are fully benefit - responsive, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Dow Jones

401(k) Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

There are no reserves against the contract value for credit risk of the contract issuers or otherwise as of December 31, 2003 and 2002.  The fair value of the Master Trust’s investment in contracts at December 31, 2003 was $310,763,268.  The average yield was approximately 5.43% and 5.94% for 2003 and 2002, respectively.  The crediting interest rate was approximately 5.15% and 5.63% as of December 31, 2003 and 2002, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such rates are reviewed on a quarterly basis for resetting.

7.

Plan Termination

Although the Plan sponsor has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA.

8.

Federal Income Taxes

The Internal Revenue Service (“IRS”) has issued a determination letter dated July 16, 2002, indicating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the Plan is not subject to tax under Section 501(a) of the IRC.  The Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan’s sponsor is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.  Accordingly, no provision for federal income taxes has been made.

9.

Other Matters

Transfers in of $960,860 in 2003 represent rollovers of qualified participant balances from qualified plans.

10.

Interest in Master Trust

The Plan has approximately a 92.3% and a 95.1% interest in the Master Trust at December 31, 2003 and December 31, 2002, respectively.

The net assets of the Master Trust are as follows:

2003

2002

Investments at fair value

Cash

$   2,134,632

$  2,188,863

Mutual Funds

540,523,889

407,204,088

Company Common Stock

3,221,811

2,507,015

Money Market Funds

83,247,274

81,482,077

Participant loans

12,295,862

12,582,541

Investment at contract value

Investments contracts

  297,413,485

  299,012,369

$938,836,953

$804,976,953

Dow Jones

401(k) Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Changes in net assets of the Master Trust for the year ended December 31, 2003 are as follows:

Investment results

Investment income

   Interest and dividends

$  24,580,068

   Interest income from participant loans

822,140

   Net appreciation in mutual funds

108,592,013

   Net appreciation in company common stock

         488,175

Total investment gain, net

$134,482,396

Exhibits

23  Consent of PricewaterhouseCoopers LLP, independent accountants